EXHIBIT 99.1

Northern Dynasty: Pebble Partnership expresses extreme disappointment in response to

Transportation and Infrastructure Committee report

October 31, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) reports that John Shively, CEO of its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) released the following statement about last Friday’s Transportation and Infrastructure (“T&I”) Committee report on the Pebble mine. The statement, reiterated in full below, read:

“To begin, we have not had time to fully review the 163 page report. It was clearly shared with some of the media before it was shared with us. Thus, our comments are initial and we will have more to share with the public.”

“We want to be absolutely clear, however, that to the extent the report contains any suggestion that we tried to mislead regulators in any way, it is categorically wrong and misinformed of the realities of the Pebble permitting process.”

“We have been forthright and clear in all of our public communications and with regulators that Pebble would need to be permitted in phases. We have been equally clear with all stakeholders that: (a) we were planning to construct and operate an initial mine at Pebble for twenty years, (b) that initial plan did not mine the entire resource, and (c) at some future time, we would likely consider an expansion, but had no formal specific plans for additional mining at Pebble (nor could we given the contingencies associated with the initial phase submitted for permitting). This information was also presented in the Environmental Impact Statement (“EIS”) process and related documents for the project. A quick search on the term “expansion scenario” which was what they used for the large mine in the EIS yields more than 300 hits scattered throughout the EIS.”

“We have been up front that the resource and opportunity at Pebble are significant and that any future opportunity would require another comprehensive permitting process.”

“We openly shared all of this with the committee and are extremely disappointed with the politicization of the so-called review of the project that is inconsistent with reality. We look forward to laying out the essential context missing from the report.”

Ron Thiessen, President and CEO of Northern Dynasty Minerals, added the following comment, “Here we go again with politics replacing “reality, science and facts”. We have been consistent in our disclosure for more than a decade that we are permitting a 20 year mine and, although the resource is much, much larger than that, any additional work, extension or expansion would require extensive permitting, planning and approvals before it could be undertaken. For anyone to conclude that anything materially different from what was in our proposed mine plan could be built and operated without an entirely new permit approval process fundamentally fails to understand how the permitting process works in the U.S. The T&I committee is playing a risky, short-sighted political game in D.C., with a misguided goal of inhibiting domestic mining. The current adminstration’s persistent opposition to mining and mine development in the U.S. is bad for local economic development in Alaska, bad for the energy transition and bad for the vast majority of the U.S. population.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

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For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (ii) the political and public support for the permitting process, (iii) the ability of the Pebble Project to ultimately secure all required federal and state permits, (iv) future metals prices, including the price of copper, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the Clean Water Act and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current mine plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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